December 31, 2014

Via EDGAR

Securities and Exchange Commission,
100 F Street, N.E., Washington, D.C. 20549, Attention: Mr. John Reynolds.

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by Laboratory Corporation of America Holdings on November 26, 2014 (File No. 333-200614)

Dear Mr. Reynolds:

On behalf of our client, Laboratory Corporation of America Holdings (“LabCorp”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated December 19, 2014, to Mr. F. Samuel Eberts III, Senior Vice President, Chief Legal Officer and Secretary of LabCorp, regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed with the Commission on November 26, 2014 by LabCorp.

For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Generally, the information contained herein with respect to LabCorp has been furnished by LabCorp and the information contained herein with respect to Covance Inc. (“Covance”) has been furnished by Covance. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to such terms in the Registration Statement.

Background of the Merger, page 65

1.	You disclose on page 77 that on October 31, 2014, LabCorp sent to Mr. Herring proposed terms for an employment agreement. Please disclose the material terms proposed to Mr. Herring on this date.

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In response to the Staff’s comment, LabCorp and Covance respectfully believe disclosure of the material terms of LabCorp’s October 31, 2014 offer of employment to Mr. Herring is not necessary. After receiving LabCorp’s proposed employment agreement, Mr. Herring concluded that the terms of the proposed employment agreement were not acceptable to him. Mr. Herring notified LabCorp of his conclusion and did not engage in any discussion or negotiation of the specific terms with LabCorp. In addition, Mr. Herring did not believe that LabCorp’s employment proposal provided him with any incremental benefit beyond what he was already entitled to under the terms of his existing employment arrangements with Covance. Accordingly, Covance has confirmed to LabCorp that it believes that disclosure of the material terms of LabCorp’s October 31, 2014 offer of employment to Mr. Herring would not be material to the stockholders of Covance.

As discussed between members of the staff and counsel to Covance on December 30, 2014, LabCorp and Covance hereby confirm that to the extent Mr. Herring and LabCorp agree to the terms of any employment arrangement prior to closing, the material terms of such arrangement will be disclosed to the stockholders of Covance sufficiently in advance of the Covance special meeting in either LabCorp’s registration statement on Form S-4 or in a Current Report on Form 8-K to be incorporated by reference therein.

Opinion of Covance’s Financial Advisor, page 82

2.	We note your disclosure under “Background of the Merger” that Covance engaged Goldman Sachs in connection with other potential transactions. Please disclose in this section all material relationships between Goldman Sachs and Covance that existed during the past two years. If applicable, also provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Covance during the past two years. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, Covance has confirmed to LabCorp that during the two year period ended November 2, 2014, the only services provided by Goldman Sachs to Covance were in connection with Covance’s prior consideration of sales transactions as described in the section entitled “Background of the Merger”. In addition, Covance has confirmed to LabCorp that no fees were paid by Covance to Goldman Sachs in connection with such services and that, other than in connection with the merger as previously described in the Registration Statement, no fees are to be paid by Covance to Goldman Sachs.

In addition to the above responses to the Staff’s comments, LabCorp acknowledges that:

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•	LabCorp is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s declaring the filing effective does not relieve LabCorp of this responsibility;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LabCorp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission December 31, 2014	-4-

We hope that these responses adequately address the Staff’s comments. If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4000 or veeraraghavank@sullcrom.com.

Very truly yours,

/s/ KRISHNA VEERARAGHAVAN

Krishna Veeraraghavan

cc:	F. Samuel Eberts III
Sandra Van der Vaart
(Laboratory Corporation of America Holdings)

James W. Lovett
(Covance Inc.)

Richard Hall
Damien R. Zoubek
(Cravath, Swaine & Moore LLP)